BLUE WATER
restaurant group

January 11, 2013

VIA HAND DELIVERY

The Board of Directors
202 Osmanthus Way
Canton, GA 30114

Re: Resignation

Dear Fellow Board Member:

I hereby tender my resignation effective immediately to all positions I currently hold at Blue Water Restaurant Group, Inc. ("Blue Water"), including Treasurer, Secretary, and as a Director to the Board of Directors. I request that you accept this request effective immediately.

I make this request because I am not able to allocate enough time to my duties at Blue Water due to my other business interests and obligations.

I have enjoyed my tenure with Blue Water and working with everyone involved. I wish everyone success and truly hope my departure does not impact Blue Water's long-term future.

Very truly yours,

Christina Harris